Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF SAPIENS AND INSSECO FOR THE YEAR ENDED DECEMBER 31, 2014 AND SIX MONTHS ENDED JUNE 30, 2015

The following Unaudited Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 2015 and for the year ended December 31, 2014 combine the historical consolidated statements of income of Sapiens International N.V. (“Sapiens”) and the carve-out historical statements of operations of Insseco Sp. Z O.O. (“Insseco”), giving effect to Sapiens' acquisition of Insseco as if it had been consummated on January 1, 2014. The following Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2015 combines the historical consolidated balance sheets of Sapiens and Insseco, giving effect to the acquisition as if it had been consummated on June 30, 2015.

On August 18, 2015 (the “acquisition date”), Sapiens completed the acquisition from Asseco Poland S.A. (“Asseco”) of all issued and outstanding shares of Insseco pursuant to the terms of a share purchase agreement (the “acquisition agreement”). Asseco is the ultimate parent company of Sapiens, through holding in Formula Systems, which has been lastly effective as of December 23, 2014 and thereafter, the direct parent company of Sapiens Insseco is a newly established company (incorporated in January 2015) into which Asseco had transferred all of its Polish insurance employees, certain fixed assets, certain customer contracts and certain software (including intellectual property rights). Insseco has a team of approximately 140 insurance professionals and an established presence in the Polish insurance market, and services major insurance customers in Poland, including top tier insurance carriers. Sapiens paid the acquisition consideration in cash, consisting of 34.3 million Polish Zloty or approximately $9.1 million. In addition, the seller has upside or downside performance based payments relating to achievements of revenue goals and profitability over the next five years.

The unaudited pro forma condensed combined financial information has been prepared in accordance with SEC Regulation S-X Article 11. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have resulted had the acquisition been consummated on the dates and in accordance with the assumptions described herein, nor is it necessarily indicative of future results of operations or financial position of the combined company.

Asseco is the ultimate parent of both Sapiens and Insseco. As a result, the acquisition of Insseco by Sapiens is considered a business combination of companies under common control and is being accounted for under the pooling-of-interests method. Accordingly, the acquisition of Insseco, is being accounted for at historical carrying values.

These Unaudited Pro Forma Condensed Combined Financial Statements have been developed from and should be read in conjunction with the following financial statements, which are incorporated by reference herein: (i) the unaudited interim consolidated financial statements of Sapiens contained in its Report of Foreign Private Issuer on Form 6-K (Form 6-K) that reports its results for the six month period ended June 30, 2015, furnished to the SEC on October 14, 2015; (ii) the unaudited interim condensed carve-out financial statements of Insseco for the six month period ended June 30, 2015, included as Exhibit 99.2 to the Form 6-K to which these Unaudited Pro Forma Condensed Combined Statements of Income are attached as an exhibit (this “Form 6-K”); (iii) the audited consolidated financial statements of Sapiens contained in its Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015; and (iv) the audited carve-out financial statements of Insseco for the fiscal year ended December 31, 2014, attached as Exhibit 99.1 to this Form 6-K.

Unaudited Pro Forma Condensed Combined Statements of Income

	Six month ended June 30, 2015 (U.S Dollars in thousands, except share and per share data)

	Sapiens	Insseco	Adjustments	Note 4	Combined

Revenue	84,450	5,706	(229)	(a)	89,927
Cost of revenue	50,963	3,882	(229)	(a)	54,616

Gross profit	33,487	1,824	-		35,311

Operating Expenses:
Research and development, net	5,006	-			5,006
Selling, marketing, general and administrative	17,505	997	(24)	(c)	18,478
Total operating expenses	22,511	997	(24)		23,484

Operating income	10,976	827	24		11,827

Financial expense, net	344	-	-		344
Tax expenses	1,728	166	-		1,894

Net income	8,904	661	24		9,589

Attributed to non-controlling interests	52				52
Attributed to redeemable non-controlling interest	(13)				(13)
Adjustment to redeemable non-controlling interest	96				96

Net income attributable to Sapiens' shareholders	8,769				9,454

Basic earnings per share	0.19				0.20

Diluted earnings per share	0.18				0.19

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	47,809				47,809

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,098				49,098

Unaudited Pro Forma Condensed Combined Statements of Operations

	Year ended December 31, 2014 (U.S Dollard in thousands, except share and per share data)

	Sapiens	Insseco	Adjustments	Note 4	Combined

Revenue	157,450	15,394	(127)	(a)	172,717
Cost of revenue	99,095	7,746	(127)	(a)	106,714

Gross profit	58,355	7,648	-		66,003

Operating Expenses:
Research and development, net	11,352	-	-		11,352
Selling, marketing, general and administrative	32,097	2,440	(57)	(c)	34,480
Total operating expenses	43,449	2,440	(57)		45,832

Operating income	14,906	5,208	57		20,171

Financial income, net	(124)	-	-		(124)
Tax expenses	454	1,040	-		1,494

Net income	14,576	4,168	57		18,801

Attributed to non-controlling interests	131				131
Attributed to redeemable non-controlling interest	(18)				(18)

Net income attributable to Sapiens' shareholders	14,463				18,688

Basic earnings per share	0.31				0.40

Diluted earnings per share	0.30				0.38

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	47,210				47,210

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	48,637				48,637

Unaudited Pro Forma Condensed Combined Balance Sheet

	June 30, 2015 (U.S Dollars in thousands)

	Sapiens	Insseco	Adjustments	Note 4	Combined

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	51,053	1,008	(9,141)	(b)	42,920
Trade receivables, net	27,384	3,683	(192)	(a)	30,875
Other receivables and prepaid expenses	5,849	1,869	-		7,718
Deferred Taxes	2,240	-	-		2,240

Total current assets	86,526	6,560	(9,333)		83,753

LONG-TERM ASSETS:			-
Marketable Securities	38,780	-			38,780
Property and equipment, net	5,293	249			5,542
Severance pay fund	6,493	-	-		6,493
Other intangible assets, net	28,568	1,128	(355)	(c)	29,341
Other long-term assets	2,445	-	-		2,445
Goodwill	71,351	-	-		71,351

Total long-term assets	152,930	1,377	(355)		153,952

TOTAL ASSETS	239,456	7,937	(9,688)		237,705

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	4,210	262	(192)	(a)	4,280
Accrued expenses and other liabilities	30,471	1,211	-		31,682
Deferred revenue	10,722	-	-		10,722

Total current liabilities	45,403	1,473	(192)		46,684

LONG-TERM LIABILITIES:
Other long-term liabilities	5,251	169	1,053	(d)	6,473
Accrued severance pay	7,458	26	-		7,484

Total long-term liabilities	12,709	195	1,053		13,957

REDEEMABLE NON-CONTROLLING INTEREST	242	-	-		242

EQUITY	181,102	6,269	(10,549)	(e)	176,822

TOTAL LIABILITIES AND EQUITY	239,456	7,937	(9,688)		237,705

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Description of the Transaction

Sapiens (via its wholly owned subsidiary, Sapiens Technologies (1982) Ltd. (the “acquisition subsidiary”) and Asseco, inter alia, entered into a Share Purchase Agreement, (the “acquisition agreement”), for the acquisition by Sapiens from Asseco of all issued and outstanding shares of Insseco, and on August 18, 2015 (the “acquisition date”), the parties completed the acquisition.

Note 2. Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 2015 and the year ended December 31, 2014 give effect to the acquisition as if it had been completed on January 1, 2014. The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2015 gives effect to the acquisition as if it had been completed on June 30, 2015.

The Unaudited Pro Forma Condensed Combined Financial Statements have been derived from the historical consolidated financial statements of Sapiens incorporated by reference in this filing from other SEC filings of Sapiens and from carve-out financial statements of Insseco included in Exhibits 99.1 and 99.2 to this Form 6-K.

The acquisition of Insseco from Asseco, which is the ultimate parent company of Sapiens is a transaction between entities under common control, and will be accounted for under the pooling of interest method in accordance with ASC Topic 805, Business Combinations. The pooling-of-interests method accounts for the combination between two businesses under common control as the uniting of the ownership interests of the two entities. Under this method the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets “acquired” is reflected as an equity transaction (i.e., dividend or capital transaction). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, other than those existed in the combining entities and no “new” goodwill is recognized as a result of the combination.

Sapiens and Insseco expect to incur costs associated with integrating the operations of Sapiens and Insseco after the acquisition is completed. The Unaudited Pro Forma Condensed Combined Financial Statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the acquisition.

Note 3. Consideration Transferred

At the acquisition date, in exchange for 100% of Insseco’s outstanding capital stock, Sapiens paid to Asseco 34.3 million Polish Zloty or $9.1 million less an amount of 10.3 million Polish Zloty or $2.7 million that was deposited in escrow to secure the indemnification obligations of Asseco to Sapiens under the acquisition agreement.

Under the acquisition agreement, the seller may be entitled to, or may be subject to, upside or downside performance based payments relating to achievements of revenue and profitability goals over the next five years. If the aggregate revenues generated by Insseco from its activity from July 1, 2015 through June 30, 2020 exceed 90.0 million Polish Zloty or approximately $23.8 million, the Seller shall be entitled to receive additional payment amounts ranging from 3% to 15% of the excess amount of Insseco revenues. If the aggregate revenues generated by Insseco for the period commencing on July 1, 2015 and ending on June 30, 2018 is below 84.0 million Polish Zloty or $22.2 million, the seller shall pay Sapiens an amount equal to 35% of the deficiency under the above amount. As to profitability goals, the amounts payable to the seller may be adjusted upwards or downwards as a result of changes in the profitability of a specific account that we acquired as part of the acquisition. The estimated fair value of the contingent payments that depend on the revenue and profitability goals is $1.1 million.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

(a)     Intercompany transactions.     Transactions and balances between Sapiens and Insseco have been eliminated from the revenue, cost of revenue, trade receivables and trade payables line items in order to reflect the combined financial results of Sapiens on a consolidated basis, as those transactions and balances are deemed to be intercompany commencing upon the acquisition and for prior periods as well due to the pooling-of-interests accounting treatment.

(b)     Acquisition cash consideration.     On August 18, 2015, Sapiens paid to Asseco 34.3 million Polish Zloty or $9.1 million less an amount of 10.3 million Polish Zloty or $2.7 million that was deposited in escrow to secure the indemnification rights of Sapiens under the acquisition agreement. An adjustment was made in order to reflect the cash balances of the combined entity on a consolidated basis.

(c)     IDIT license.    During 2012, Insseco purchased a license for a demonstration rights from one of Sapiens' subsidiaries, Sapiens Software Solution IDIT Ltd (“IDIT”), in order to be able to demonstrate IDIT products to Insseco's existing customers or potential customers and act as a seller of IDIT. As of June 30, 2015 the net book value of the license in Insseco books is $0.4 million. The depreciation amounts for the periods ended December 31, 2014 and June 30, 2015 were $57,000 and $24,000, respectively.

(d)     Contingent payments.     According to the agreement with Asseco, as mentioned in note 3 above, we adjusted the combined figures by adding the estimated fair value of the contingent liability to the other long term liabilities.

(e)     Shareholders' equity.     The adjustment of shareholders equity reflects the accumulated amount of all balance sheet adjustments, thereby reflecting the total effect of all such adjustments on combined equity.